UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2025

Commission File Number: 001-42205

Helport AI Limited

9 Temasek Boulevard #07-00, Suntec Tower Two,

Singapore 038989 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

On March 10, 2025, the board of directors of Helport AI Limited (the “Company”) approved, by the passing of resolutions, the termination of Dr. Tao Ke’s (“Dr. Ke”) position as the Chief Financial Officer of the Company, effective as of March 12, 2025. Under the currently effective memorandum and articles of association of the Company, any officer elected or appointed by the directors of the Company may be removed at any time, with or without cause, by Resolution of Directors (as defined therein). The termination of Dr. Ke’s employment was not due to matters related to the operations, policies, or practices of the Company.

While the Company is looking for a full-time Chief Financial Officer to fill the vacancy due to the foregoing termination, Ms. Amy Hsiao Ming Fong, president and director of the Company, will serve as the interim Chief Financial Officer of the Company.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Helport AI Limited

By:	/s/ Guanghai Li
Name:	Guanghai Li
Title:	Chief Executive Officer

Date: March 14, 2025

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